UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
561 Shady Elm Road
Winchester, VA 22602

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Pension Committee
American Woodmark Corporation Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2004.
McLean, Virginia
June 28, 2019

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
ASSETS
Investments at fair value:
Cash	$6,848	$494,388
Collective fund	2,992,650	2,202,524
Mutual funds	113,349,460	113,698,309
American Woodmark Corporation Stock Fund:
Money market fund	622,183	1,328,747
Common stock - American Woodmark Corporation	34,708,685	81,509,929
Total investments, at fair value	151,679,826	199,233,897

Receivables:
Employer’s contributions	76,804	275,561
Participants’ contributions	0	318,573
Notes receivable from participants	6,993,786	6,640,517
Total receivables	7,070,590	7,234,651

Net assets available for benefits	$158,750,416	$206,468,548

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2018 and 2017

	2018	2017
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(57,270,554)	$49,627,670
Interest and dividends	3,487,546	2,825,432
Interest on notes receivable from participants	391,745	294,911
Total investment (loss)/income	(53,391,263)	52,748,013

Contributions:
Participants’ contributions	10,319,718	10,333,188
Rollovers	556,603	1,139,261
Employer’s contributions	11,095,285	10,810,699
Total contributions	21,971,606	22,283,148

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(16,023,258)	(15,558,987)
Administrative expenses	(275,217)	(286,039)
Total deductions	(16,298,475)	(15,845,026)

Net (decrease)/increase in net assets available for benefits	(47,718,132)	59,186,135

Net assets available for benefits at beginning of year	206,468,548	147,282,413

Net assets available for benefits at end of year	$158,750,416	$206,468,548

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(1)	Description of the Plan
The following description of the American Woodmark Corporation Retirement Savings Plan (“the Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document.

(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. Employees hired after December 31, 2012 who are eligible participants are automatically enrolled at a contribution percentage of 4% on the first day following the completion of five consecutive months of service. New hires have the option to opt out of participating in the plan during their initial enrollment period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Newport Trust Company is the trustee of the Plan.

(b)	Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $18,500 and $18,000 for the years ended December 31, 2018 and December 31, 2017, respectively. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2018 and 2017 was $6,000. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.
The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All matching contributions by the Corporation are made in cash by the Corporation.
The Corporation also makes profit sharing contributions to each eligible participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 in total but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. These contributions may be made in the form of the Corporation’s common stock or cash. Profit sharing contributions made in 2018 and 2017 were $3,754,190 and $3,559,957, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2018 or 2017.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing, and incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan. At December 31, 2018 and 2017, the balance of forfeited non-vested accounts was $7,644 and $3,470, respectively. In 2018 and 2017, employer contributions were reduced by $131,124 and $16,756, respectively, from forfeited non-vested accounts.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(d)	Vesting

Participants are immediately vested in their contributions and the Corporation’s contributions plus actual earnings thereon.

(e)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan currently provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock, which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund.

(i)	Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the Plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date. Money market fund balances are valued based on redemption values on the last business day of the Plan year.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2018 and 2017

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.
In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation (depreciation) in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan’s investments, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest. Delinquent participant loans are considered in default and treated as a distribution to the participant.

(d)	Benefit Payments

Benefit payments are recorded upon distribution.

(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)	Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current period presentation. During 2018, Plan management re-evaluated the measurement inputs that are available for the Plan’s interest in the collective funds. Plan management determined that these investments do not qualify for the use of net asset value as a practical expedient as these investments have a readily determinable fair value and has concluded that they should be included in the fair value hierarchy table. Plan management has reclassified these investments within the fair value hierarchy. This reclassification did not affect any recorded values.

(3)	Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement. These levels are described below:
Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.
Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial assets and liabilities measured at fair value on a recurring basis are as follows:

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2018 and 2017

	Fair Value Measurements as of December 31, 2018

	Level 1	Level 2	Level 3	Total
Cash	$6,848	$—	$—	$6,848
Mutual funds	113,349,460	—	—	113,349,460
Collective funds	—	2,992,650	—	2,992,650
American Woodmark Corporation stock fund:
Money market fund	—	622,183	—	622,183
American Woodmark Corporation common stock	—	34,708,685	—	34,708,685
Total American Woodmark Corporation stock fund	—	35,330,868	—	35,330,868
Total investments	$113,356,308	$38,323,518	$—	$151,679,826

	Fair Value Measurements as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Cash	$494,388	$—	$—	$494,388
Mutual funds	113,698,309	—	—	113,698,309
Collective funds	—	2,202,524	—	2,202,524
American Woodmark Corporation stock fund:
Money market fund	—	1,328,747	—	1,328,747
American Woodmark Corporation common stock	—	81,509,929	—	81,509,929
Total American Woodmark Corporation stock fund	—	82,838,676	—	82,838,676
Total investments	$114,192,697	$85,041,200	$—	$199,233,897

There were no transfers between Level 1 or Level 2 during 2018 and 2017. There were no liabilities measured at fair value on a recurring basis.

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2018 and 2017:

	December 31,
	2018	2017

Net assets available for benefits per the financial statements	$158,750,416	$206,468,548
Less amounts allocated to withdrawing participants	(1,415,293)	(660,681)
Net assets available for benefits per the Form 5500	$157,335,123	$205,807,867

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2018 and 2017:

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2018 and 2017

	December 31,
	2018	2017

Benefits paid to participant per the financial statements	$16,023,258	$15,558,987
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	1,415,293	660,681
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(660,681)	(1,273,102)
Benefits paid to participants per the Form 5500	$16,777,870	$14,946,566

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(5)	Related-Party Transactions
During 2018 and 2017, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan. Loans to participants, which are considered parties-in-interest, were granted throughout the year as part of normal plan operations.

(6)	Federal Income Taxes
The Internal Revenue Service (“IRS”) determined and informed the Corporation by a letter dated August 21, 2015 that the Plan, as amended, qualified under Section 401 of the Internal Revenue Code (“IRC”). The Trust established under the Plan is tax exempt under Section 501. The plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for years prior to 2014.

(7)	Subsequent Events
On January 1, 2019, the Plan merged with the RSI Home Products 401K Retirement Savings Plan (“RSI Plan”) to transfer all assets of the RSI Plan into the Plan. In total, 1,566 participants and $38,539,897 in assets were transferred into the Plan.

Effective January 1, 2019, all new eligible participants will be automatically enrolled in the Plan at a contribution rate of 3% with the option of opting out. Beginning January 1, 2021, the contribution rate for participants that were eligible as of January 1, 2019 and thereafter will automatically escalate by 1%. The automatic escalation will continue at the rate of 1% per calendar year, up to a contribution rate cap of 8%.

Participants who transferred from the RSI Plan effective January 1, 2019 will be eligible for a profit sharing contribution as of April 30, 2020.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest, maturities	Current value
Cash:
M&T Investment Group	Non-Interest Bearing Cash	6,848	$6,848
Wilmington Fund	Wilmington U.S. Government Money Market	622,183 shares of money market fund, pays interest at 1.60%	622,183
	Total		629,031

Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	158,209	2,992,650

Mutual Funds:
Legg Mason Funds	Legg Mason Global Asset Management Trust	69,932	695,121
American Funds	EuroPacific Growth	12,007	540,179
Vanguard Funds	Vanguard Target Retire Income	16,734	343,207
Oppenheimer Funds	Oppenheimer Developing Markets	17,654	663,607
Blackrock Funds	Blackrock Equity Dividend	51,030	950,681
Metropolitan West	Metropolitan West Total Return Bond Fund Plan	117,314	1,147,335
Vanguard Funds	Vanguard Total Intl Stock Index Admiral	61,199	1,552,609
Vanguard Funds	Vanguard Total Bond Market Index Adm	123,066	1,286,038
Fidelity Funds	Fidelity Small Cap Value	91,088	1,196,901
Vanguard Funds	Vanguard Small Cap Growth	30,232	1,600,765
JP Morgan Funds	JP Morgan Large Cap Growth	71,551	2,419,869
Vanguard Funds	Vanguard Total Stock Market Index Fund Admiral Shares	74,577	4,630,471
Vanguard Funds	Vanguard REIT Index Fund Admiral Shares	6,125	647,535
Vanguard Funds	Vanguard Target Retirement 2015	54,945	1,134,067
Vanguard Funds	Vanguard Target Retirement 2020	479,404	10,081,868
Vanguard Funds	Vanguard Target Retirement 2025	902,343	19,102,602
Vanguard Funds	Vanguard Target Retirement 2030	861,330	18,294,647
Vanguard Funds	Vanguard Target Retirement 2035	636,699	13,561,685
Vanguard Funds	Vanguard Target Retirement 2040	504,682	10,785,058
Vanguard Funds	Vanguard Target Retirement 2045	411,402	8,808,112
Vanguard Funds	Vanguard Target Retirement 2050	268,266	5,751,628
Vanguard Funds	Vanguard Target Retirement 2055	229,092	4,925,482
Vanguard Funds	Vanguard Target Retirement 2060	150,040	3,225,854
Vanguard Funds	Vanguard Target Retirement 2065	211	4,139
	Total	5,240,923	113,349,460

*American Woodmark Corporation	Common Stock	623,360	34,708,685

* Participants' loans	Notes receivable from participants	Rates of interest ranging from 5.75% to 7.25%; Loan maturities ranging from 1 to 5 years	6,993,786

	Total		$158,673,612

* Party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 28, 2019	By: _/s/ M. Scott Culbreth____________
M. Scott Culbreth
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)